PRIMERO MINING CORP.

Suite 1640, 505 Burrard Street
Vancouver, British Columbia, Canada V7X 1M6
Telephone: (604) 669-0040 / Facsimile: (604) 669-0014

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

            TAKE NOTICE that the annual general and special meeting (the “Meeting”) of shareholders of PRIMERO MINING CORP. (the “Company”) will be held at Brookfield Place, Suite 4400, 181 Bay Street, Toronto, Ontario, Canada on Monday, May 28, 2012 at 2:00 p.m. (Toronto time), for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial year ended December 31, 2011 and the report of the auditor;

2.	to set the number of directors at nine;

3.	to elect directors of the Company to hold office until the close of the next annual general meeting;

4.	to appoint an auditor of the Company to serve until the close of the next annual general meeting and to authorize the directors to fix the auditor’s remuneration;

5.	to approve the phantom share unit plan for directors of the Company;

6.	to consider any permitted amendment to or variation of any matter identified in this Notice; and

7.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

           An information circular accompanies this Notice. The information circular contains details of matters to be considered at the Meeting. No other matters are contemplated; however, any permitted amendment to or variation of any matter identified in this notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

            Regardless of whether a shareholder plans to attend the Meeting in person, we request that each shareholder please complete, date, and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and information circular.

            Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the information circular to ensure that their shares will be voted at the Meeting. A shareholder who holds shares in a brokerage account is not a registered shareholder.

DATED at Vancouver, British Columbia, April 16, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Wade Nesmith
Chairman of the Board